The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW
t 01932 264 000 f 01932 264 297
e groupaccounts@michaelpage.com

RECEIVED

2006 DEC 12 A 9:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

30 November 2006

File No. 82-5162

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

06019105

SUPPL

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Substantial shareholder notification – Capital Group of Companies
2. Substantial shareholder notification – Aegon UK plc
3. Purchase of own shares
4. Substantial shareholder notification – Barclays plc
5. Purchase of own shares
6. Substantial shareholder notification – Capital Group of Companies
7. Substantial shareholder notification – Capital Group of Companies
8. Purchase of own shares
9. Substantial shareholder notification – AXA S.A.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

PROCESSED
DEC 15 2006
THOMSON FINANCIAL

Yours sincerely

Jeremy Tatham
Controller – Corporate Reporting

Direct Line 01932 264143
jeremytatham@michaelpage.com

Regulatory Announcement

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	14:40 30-Oct-06
Number	2250L

Michael Page
INTERNATIONAL

82-5162

RNS Number:2250L
Michael Page International PLC
30 October 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

CAPITAL GROUP OF COMPANIES & CERTAIN SUBSIDIARY UNDERTAKINGS

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

UNKNOWN

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

UNKNOWN

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES

10) Date of transaction

26/10/2006

11) Date listed company informed

29/10/2006

12) Total holding following this notification

21,358,109

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

6.33%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

J. TATHAM
01932 264143

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

Date of Notification ... 30/10/2006 ....

Schedule of holdings In Michael Page International plc
As of 26 October 2006

Capital Guardian Trust Company

Registered Name	Local Shares
State Street Nominees Limited	50,100
Chase Nominees Limited	532,864
Midland Bank plc	80,800
Nortrust Nominees	299,661
TOTAL	963,625

Schedule B

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited	12,600
Bank of New York Nominees	294,372
Northern Trust	285,908

Chase Nominees Limited	463,554
Midland Bank plc	22,200
Morgan Guaranty	77,800
Nortrust Nominees	376,000
State Street Bank & Trust Co.	69,200

Schedule B

Citibank NA	133,000
HSBC Bank plc	265,300
Mellon Bank NA	48,700
Bank One London	14,400
NordeaBank	55,172

Schedule B

Capital International Inc.

Registered Name	Local Shares
Chase Nominees Limited	36,000
Nortrust Nominees	32,600
HSBC Bank plc	14,000
TOTAL	82,600

Schedule B

Capital International S.A.

Registered Name	Local Shares
Chase Nominees Limited	133,800
Midland Bank plc	6,100
Pictet & Cie, Geneva	20,200
State Street Bank & Trust Co.	13,800
Lloyds Bank	7,300
HSBC Bank plc	91,700
TOTAL	272,900

Schedule B

END

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Michael Page
INTERNATIONAL

82-5162

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	16:39 30-Oct-06
Number	2332L

RNS Number:2332L
Michael Page International PLC
30 October 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

AEGON UK PLC GROUP OF COMPANIES

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

CITIBANK NOMINEES

5) Number of shares/amount of stock acquired.

700,000

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

0.21%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES

10) Date of transaction

30/10/06

11) Date listed company informed

30/10/06

12) Total holding following this notification

10,350,000

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

3.07%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

J. TATHAM
01932 264143

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

Date of Notification .... 30 OCTOBER 2006 ....

Letter to Michael Page International

DISCLOSURE OF INTEREST IN SHARES - COMPANIES ACT 1985, PART VI

We hereby give intimation that, following a purchase of shares in the Company, the notifiable interest held within the AEGON UK plc Group of Companies is over 3%.

No of Ordinary Shares purchased:	700,000	
Resultant Total:	10,350,000	
Held as follows:	10,350,000	Citibank Nominees Limited

For the purposes of the foregoing notifications:

(a) "The AEGON UK plc Group of Companies" means Scottish Equitable plc, Scottish Equitable (Managed Funds) Limited, AEGON Fund Management UK ltd, AEGON Investment Management UK ltd, AEGON Asset Management UK plc, Scottish Equitable Trustees Limited, Guardian Assurance plc, Guardian Linked Life Assurance Limited, Guardian Pensions Management Limited and Guardian Unit Managers Limited, all having a place of business at Edinburgh Park, Edinburgh EH12 95E;

(b) "the Act' shall mean the Companies Act 1985 and expressions used in this notification shall, unless the context otherwise requires, have the same meanings as are set out in or adopted for the purposes of the Act;

(c) "the Company" shall mean the company to whom this notification is addressed.

If any further information is required in respect of the foregoing please do not

hesitate to let us know.

Miranda Beacham
Corporate Governance Analyst
AEGON Asset Management UK plc

Stephen Adams
Head of UK Equities
AEGON Asset Management UK plc

From Aegon Asset Management UK Plc

END

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Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	08:57 31-Oct-06
Number	2661L

Michael Page
INTERNATIONAL

82-5162

RNS Number:2661L
Michael Page International PLC
31 October 2006

Headline: Transaction in own shares

The Company purchased for cancellation on 30th October 2006 1,350,000 ordinary shares at a price of 403.59 pence per share. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 336,405,412 ordinary shares.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	15:26 31-Oct-06
Number	3042L

Michael Page
INTERNATIONAL

82-5162

RNS Number:3042L
Michael Page International PLC
31 October 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

BARCLAYS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

UNKNOWN

8) Percentage of issued Class (any treasury shares held by the company should not be taken into account when

calculating percentage)

UNKNOWN

9) Class of security

ORDINARY SHARES

10) Date of transaction

19/10//06

11) Date company informed

31/10/06

12) Total holding following this notification

13,277,097

13) Total percentage holding of issued class following this notification (any treasury shares held by the company should not be taken into account when calculating percentage)

3.94%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM

16) Name and signature of authorised company official responsible for making this notification

J. TATHAM

Date of Notification

31/10/2006

LEGAL ENTITY REPORT

MICHAEL PAGE INTL SEDOL: 3023231

As at 19 October 2006 Barclays PLC through the legal entities listed below, had a notifiable interest in 13,277,097 ORD GBP0.01 representing 3.95% of the issued share capital of 336,485,071 units.

Legal Entity Holding

Barclays Global Fund Advisors	138,435
Barclays Global Investors Japan Ltd	34,431
Barclays Global Investors Japan Trust & Banking	392,237
Barclays Global Investors, N.A.	3,693,571
Barclays Life Assurance Co Ltd	623,274
Barclays Global Investors Ltd	4,730,417
Barclays Global Investors Canada Ltd	25,173
Barclays Capital Inc	308,890
Gerrard Ltd	178,031
Barclays Global Investors Australia Ltd	229,132
Barclays Private Bank Ltd	21,500
Barclays Capital Securities Ltd	2,902,006

Group Holding 13,277,097

REGISTERED HOLDERS REPORT

MICHAEL PAGE INTL SEDOL: 3023231

As at 19 October 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 13,277,097 ORD GBP0.01 representing 3.95% of the issued share capital of 336,485,071 units.

Registered Holder	Account Designation	Holding
BANK OF NEW YORK		25,476
BARCLAYS CAPITAL NOMINEES LIMITED		308,890
BARCLAYS CAPITAL NOMINEES LIMITED		2,902,006
BNP PARIBAS		17,059
BOISS NOMINEES LTD	4224361	317,220
Barclays Global Investors Canada		25,173
CHASE NOMINEES LTD	16376	170,533
CHASE NOMINEES LTD	20947	1,059,995
CHASE NOMINEES LTD	21359	246,196
CHASE NOMINEES LTD	28270	153,552
CIBC MELLON GLOBAL SECURITIES		13,261
Greig Middleton Nominees Limited (GM1)		41,500
INVESTORS BANK AND TRUST CO.		3,241,727
INVESTORS BANK AND TRUST CO.		138,435
JP MORGAN (BGI CUSTODY)	16331	93,516
JP MORGAN (BGI CUSTODY)	16341	262,122
JP MORGAN (BGI CUSTODY)	16344	47,109
JP MORGAN (BGI CUSTODY)	16345	66,975
JP MORGAN (BGI CUSTODY)	16400	2,623,726
JP MORGAN (BGI CUSTODY)	18409	312,787
JP MORGAN CHASE BANK		11,219
JP MORGAN CHASE BANK		229,132
JPMorgan Chase Bank		25,112
JPMorgan Chase Bank		392,237
MELLON TRUST OF NEW ENGLAND		18,216
Mellon Trust - US CUSTODIAN/		44,937
Mitsui Asset		6,129
NORTHERN TRUST BANK -BGI SEPA		77,544
R C Greig Nominees Limited		67,135
R C Greig Nominees Limited GP1		5,950
R C Greig Nominees Limited SA1		25,461
R C Greig Nominees Limited a/c AK1		21,915
R C Greig Nominees Limited a/c BL1		6,980

R C Greig Nominees Limited a/c CM1	9,090
STATE STREET BOSTON	192,428
STATE STREET TRUST OF CANADA -	30,340
The Northern Trust Company - U	21,364
Trust & Custody Services Bank	3,190
ZEBAN NOMINEES LIMITED	21,500
Total	13,277,097

END

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Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:30 31-Oct-06
Number	3321L

Michael Page
INTERNATIONAL

82-5162

RNS Number:3321L
Michael Page International PLC
31 October 2006

Headline: Transaction in own shares

The Company purchased for cancellation on 31st October 2006 570,000 ordinary shares at a price of 403.81 pence per share. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 335,836,434 ordinary shares.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	17:15 01-Nov-06
Number	3995L

Michael Page
INTERNATIONAL

82-5162

RNS Number:3995L
Michael Page International PLC
01 November 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

CAPITAL GROUP OF COMPANIES AND CERTAIN SUBSIDIARY UNDERTAKINGS

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

UNKNOWN

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

UNKNOWN

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES

10) Date of transaction

30/10/06

11) Date company informed

31/10/06

12) Total holding following this notification

24,158,109

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7.18%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

Date of Notification 1/11/2006

Schedule of holdings In Michael Page International plc
As of 30 October 2006

Capital Guardian Trust Company

Registered Name		Local Shares
State Street Nominees Limited		50,100
Chase Nominees Limited		532,864
Midland Bank plc		80,800
Nortrust Nominees		299,861
	TOTAL	963,625

Schedule B
Page 1 of 6

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited	12,600

Bank of New York Nominees	294,372
Northern Trust	285,908
Chase Nominees Limited	463,554
Midland Bank plc	22,200
Morgan Guaranty	77,800
Nortrust Nominees	376,000
State Street Bank & Trust Co.	69,200

Citibank NA		133,000
HSBC Bank plc		265,300
Mellon Bank N.A.		48,700
Bank One London		14,400
Nordea Bank		55,172
	TOTAL	2,118,206

Capital International S.A.

Registered Name		Local Shares
Chase Nominees Limited		133,800
Midland Bank plc		6,100
Pictet & Cie, Geneva		20,200
State Street Bank & Trust Co.		13,800
Lloyds Bank		7,300
HSBC Bank plc		91,700
	TOTAL	272,900

Capital International. Inc.

Registered Name	Local Shares
Chase Nominees Limited	36,000
Nortrust Nominees	32,600

HSBC Bank plc		14,000
	TOTAL	82,600

Capital Research and Management Company

Registered Name		Local Shares
State Street Nominees Limited		8,169,190
Chase Nominees Limited		12,422,188
JPM Nominees Ltd.		35,000
State Street Bank & Trust Co.		94,400
	TOTAL	20,720,778

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	13:05 02-Nov-06
Number	4448L

Michael Page
INTERNATIONAL

82-5162

RNS Number:4448L
Michael Page International PLC
02 November 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

CAPITAL GROUP OF COMPANIES AND CERTAIN SUBSIDIARY UNDERTAKINGS

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

UNKNOWN

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

UNKNOWN

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES

10) Date of transaction

31/10/06

11) Date company informed

02/11/06

12) Total holding following this notification

29,468,521

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

8.77%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

J. TATHAM

Date of Notification 2/11/2006

To: Michael Page International plc
Date: 31 October 2006

SECTION 198 NOTIFICATION
Notification of Increase

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital International, Inc., Capital Research and Management Company, Capital International S.A., Capital Guardian Trust Company, and Capital International Limited, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

Ordinary Shares (336,405,412 shares outstanding)

Number of shares in which the Companies have an interest:

29,468,521

Name(s) of registered holder(s):

See Schedule B

As of 31 October 2006	Number of Shares
Michael Page International plc	
The Capital Group Companies, Inc. ("CG") holdings	29,468,521
Holdings by CG Management Companies and Funds:	
• Capital Guardian Trust Company	963,625
• Capital International Limited	2,118,206
• Capital International S.A.	272,900
• Capital International, Inc.	82,600
• Capital Research and Management Company	26,031,190
• New Perspective Fund	16,745,000

Schedule of holdings in Michael Page International plc
As of 31 October 2006

Capital Guardian Trust Company

Registered Name		Local Shares
State Street Nominees Limited		50,100
Chase Nominees Limited		532,864
Midland Bank plc		80,800
Nortrust Nominees		299,861
	TOTAL	963,625

Schedule B
Page 1 of 6

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited	12,600
Bank of New York Nominees	294,372
Northern Trust	285,908
Chase Nominees Limited	463,554
Midland Bank plc	22,200
Morgan Guaranty	77,800
Nortrust Nominees	376,000

State Street Bank & Trust Co.	69,200

Schedule B
Page 2 of 6

Citibank NA		133,000
HSBC Bank plc		265,300
Mellon Bank N.A.		48,700
Bank One London		14,400
Nordea Bank		55,172
	TOTAL	2,118,206

Schedule B
Page 3 of 6

Capital International S.A.

Registered Name		Local Shares
Chase Nominees Limited		133,800
Midland Bank plc		6,100
Pictet & Cie, Geneva		20,200
State Street Bank & Trust Co.		13,800
Lloyds Bank		7,300
HSBC Bank plc		91,700
	TOTAL	272,900

Schedule B
Page 4 of 6

Capital International. Inc.

Registered Name		Local Shares
Chase Nominees Limited		36,000
Nortrust Nominees		32,600
HSBC Bank plc		14,000
	TOTAL	82,600

Schedule B
Page 5 of 6

Capital Research and Management Company

Registered Name	Local Shares

State Street Nominees Limited	9,031,190
Chase Nominees Limited	16,745,000
JPM Nominees Ltd.	35,000
State Street Bank & Trust Co.	220,000
TOTAL	26,031,190

END

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Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	08:44 03-Nov-06
Number	5069L

Michael Page
INTERNATIONAL

82-5162.

RNS Number:5069L
Michael Page International PLC
03 November 2006

Headline: Transaction in own shares

The Company purchased for cancellation on 2nd November 2006 3,900,000 ordinary shares at a price of 404.0 pence per share. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 331,936,434 ordinary shares.

This information is provided by RNS
The company news service from the London Stock Exchange

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Michael Page
INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	15:52 06-Nov-06
Number	6120L

RNS Number:6120L
Michael Page International PLC
06 November 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

AXA S.A.

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE ATTACHED

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE ATTACHED

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

UNKNOWN

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

UNKNOWN

9) Class of security

ORDINARY SHARES

10) Date of transaction

1/11/06

11) Date listed company informed

6/11/06

12) Total holding following this notification

16,305,201

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

4.86%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
01932-264143

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

Date of Notification 06/11/2006

DISCLOSURE OF INTEREST IN SHARES OF
APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985
MICHAEL PAGE INTERNATIONAL PLC Ord

Total number of shares held as at 01/11/06 was 16,305,201 the breakdown of which is set out below:

Name of the Company/Fund	Number of Shares	Particulars of Beneficial Owners
AXA UK Investment Co ICVC Ethical Fund (Non-Beneficial)	60,000	Trustees of AXA UK I Co ICVC Ethical Fund
AXA UK Investment Co ICVC UK Growth Fund (Non-Beneficial)	92,357	Trustees of AXA UK I Co ICVC UK Growth Fu
Sun Life Pensions Management Ltd (Beneficial)	275,000	Sun Life Pensions Ma

Sun Life Pensions Management Ltd A/c X (Beneficial)	969,605	Sun Life Pensions Ma
Sun Life Pensions Management Ltd A/c X (Beneficial)	1,667,547	Sun Life Pensions Ma
Sun Life Pensions Management Ltd A/c X (Beneficial)	52,389	
Sun Life Assurance Society Plc (Beneficial)	2,112,500	Sun Life Assurance S
Sun Life Unit Assurance Ltd A/c X (Beneficial)	128,551	Sun Life Unit Assura
Sun Life Unit Assurance Ltd A/c X	6,760	
Sun Life Unit Assurance Ltd A/c X (Beneficial)	405,399	Sun Life Unit Assura
Sun Life Pensions Management Ltd (Beneficial)	1,000	Sun Life Pensions Ma
AXA France (Non-Beneficial)	2,436,130	(Registration detail upon request)
AXA Sun Life plc (fmly Axa Equity & Law Life Assurance Society plc) (Beneficial)	750,000	AXA Sun Life plc (fmly Axa Equity & L Assurance Society pl

AXA General Unit Trust (Non-Beneficial)	415,000	HSBC Global Custody : (UK) Ltd as Trustees
AXA UK Group Pension Scheme Equity Fund (Non-Beneficial)	270,000	AXA UK Group Pension Equity Fund
AXA Financial, Inc (Non-Beneficial)	32,317	Bernstein
AXA Financial Inc* (Non-Beneficial)	6,630,646	Alliance Capital Man - See note below

		Holding as % of Issu
Total Beneficial Interest	6,368,751	1.90
Total Non-Beneficial Interest	9,936,450	2.96
Total	16,305,201	4.86%

* AXA FINANCIAL INCLUDES HOLDINGS FOR ALLIANCE CAPITAL MANAGEMENT LP
Alliance Capital Management LP ("Alliance Capital") is an investment advisor registered under the Investment Advisers Act of 1940. Alliance Capital provides investment advisory services to corporate employee benefit plans subject to the Employee Retirement Income Security Act of 1974('ERISA'), public employee retirement systems, investment companies and separate accounts registered under the Investment Company Act of 1940, foundations, endowment funds, tax-exempt organizations, and other institutional investors and individuals. Alliance Capital manages investment assets on behalf of its clients which confers upon it, among other things, the right to vote on behalf of its clients. Under the federal securities laws, the right to vote or make investment decisions with respect to a security (even if such rights is constrained by fiduciary duties and does not carry with it any pecuniary interest in the securities) is enough to confer beneficial ownership on the security on a person. Any shares deemed beneficially owned by Alliance Capital were acquired solely for investment purposes in the ordinary course and not for the purpose or intent of influencing control over the issuer.

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